UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C-AR
UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

  ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☑ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

Name of Issuer:

Slated, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

December 17, 2009

Physical Address of Issuer:

6450 Sunset Blvd #1223, Los Angeles, CA 90028, United States

Website of Issuer:

www.slated.com

Current Number of Employees:

6

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$3,109,964	$2,258,727
Cash & Cash Equivalents	$31,623	$136,905
Accounts Receivable	$15,572	$46,337
Short-term Debt	$557,286	$237,717
Long-term Debt	$15,647,271	$14,107,558
Revenues/Sales	$578,470	$403,897
Cost of Goods Sold*	$450,780	$402,980
Taxes Paid	$0	$0
Net Income	$(2,133,913)	$(2,918,333)

*Cost of Sales in the Company's financial statements.

May 12, 2023

Form C-AR

Slated, Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Slated, Inc., a Delaware company, known as Slated ("**Slated**," the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.slated.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 12, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 17,881,268 shares of common stock, of which 3,768,148 shares of common stock are issued and outstanding;

4,445,186 shares of Series Seed A Preferred Stock, of which 4,445,186 shares thereof are issued and outstanding;

2,342,086 shares of Series Seed B Preferred Stock, of which 2,342,079 shares thereof are issued and outstanding;

2,405,847 shares of Series Seed C Preferred Stock, of which 2,405,846 shares thereof are issued and outstanding.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business. The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Ann Nguyen, our Chief Executive Officer and Stephen Paternot, our Co-founder and Executive Chairman. The loss of Ann Nguyen, Stephen Paternot or any member of the board of directors or executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce noncompetition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could

result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We cannot guarantee we will be successful in financing, distributing, selling, packaging and supplying any products created in connection therewith, or that if we are able to do so, that we will make a profit.

No assurance can be given that we will be successful in producing, distributing, selling, commercializing or exploiting any products created in connection therewith, to our targeted markets. Further, even if we do so, no assurance can be given that we will generate a profit from such sales. If we cannot generate a profit, we will have to suspend or cease operations and any investor in the Company may lose their entire investment.

We may not be able to implement our strategies of entering into the film production business effectively or at all.

Our growth strategy depends on our ability to successfully match filmmakers and their projects with talent, financing, sales, and distribution. Entry into film business presents significant challenges and subjects our business to significant risks, including those risks set forth below. The inability to successfully manage these challenges could adversely affect our potential success. Such failures would significantly limit our ability to grow our business and could also divert significant resources from our digital production and other businesses. Our success in the film business faces various risks and challenges, including:

- the success of our business will be primarily dependent on audience acceptance of our services, which is extremely difficult to predict;
- our business could fall below revenue expectations;
- delays and increased expenditures due to creative problems, technical difficulties, talent availability, accidents, natural disasters or other events beyond the control of the production companies and distributors;
- the costs of marketing in film have steadily increased and may increase in the future, which may make it more difficult for us to generate a profit or compete against other platforms; and
- a strike by one or more of the labor unions or similar groups that provide personnel essential to the production of feature films could delay or halt our proposed activities;

If other forms of entertainment prove to be more attractive to consumers, our growth and operating results could be harmed.

A substantial part of our business relies on the popularity of films. If other forms of content, or other entertainment, such as television, digital streaming services, concerts, amusement parks and sporting events, become more popular than film, our business and operating results could be harmed.

Acquisitions we pursue in our industry and related industries could result in operating difficulties, dilution to our shareholders and other consequences harmful to our business.

As part of our growth strategy, we may selectively pursue strategic acquisitions in our industry and related industries. We may not be able to consummate such acquisitions, which could adversely impact our growth. If we do consummate acquisitions, integrating an acquired company, business or technology may result in unforeseen operating difficulties and expenditures, including:

- increased expenses due to transaction and integration costs;
- potential liabilities of the acquired businesses;
- potential adverse tax and accounting effects of the acquisitions;
- diversion of capital and other resources from our existing businesses;
- diversion of our management's attention during the acquisition process and any transition periods;
- loss of key employees of the acquired businesses following the acquisition; and
- inaccurate budgets and projected financial statements due to inaccurate valuation assessments of the acquired businesses.

Foreign acquisitions also involve unique risks related to integration of operations across different cultures and languages, currency risks and the particular economic, political and regulatory risks associated with specific countries. Our evaluations of potential acquisitions may not accurately assess the value or prospects of acquisition candidates and the anticipated benefits from our future acquisitions may not materialize. In addition, future acquisitions or dispositions could result in potentially dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or write-offs of goodwill, any of which could harm our financial condition.

We cannot predict the effect that rapid technological change may have on our business or industry.

The entertainment industry in general is rapidly evolving, primarily due to technological developments. The rapid growth of technology and shifting consumer tastes prevent us from being able to accurately predict the overall effect that technological growth may have on our potential revenue and profitability. This requires us to either develop capabilities by upgrading our own proprietary software, which can result in substantial research and development costs and substantial capital expenditures for new equipment, or to purchase third-party licenses, which can result in significant expenditures. In the event we seek to obtain third-party licenses, we cannot guarantee that they will be available or, once obtained, will continue to be available on commercially reasonable terms, or at all. If we are unable to develop and effectively market new technologies that adequately or competitively address the needs of these changing industries, it could have an adverse effect on our business and growth prospects

We expect to face intense competition.

All of our competitors have greater financial resources, greater public and industry recognition and broader marketing capabilities than us. In addition, the market in which we operate is characterized by numerous small companies, with whose products we may be unfamiliar with, and which may be in direct competition with our products. Our inability to adequately compete with our competitors regardless of their respective size, may result in lost sales and will affect our overall profitability.

Loss of consumer confidence in our company or in our industry may harm our business.

Demand for our services may be adversely affected if consumers lose confidence in the quality of our products and services or the industry's practices. Adverse publicity may discourage businesses from buying advertising for our services, engaging in transactions with us, all of which could have a material adverse effect on our financial condition and results of operations. Various factors may adversely impact our reputation, including product quality inconsistencies resulting in product recalls. Reputational risks may also arise from our third parties' labor standards, health, safety and environmental standards, raw material sourcing, and ethical standards. We may also be the victim of product tampering or counterfeiting or gray imports. Any litigation, disputes on tax matters and pay structures may subject us to negative attention in the press, which can damage reputation.

If we fail to effectively and efficiently advertise, the growth of our business may be compromised.

The future growth and profitability of our business will be dependent in part on the effectiveness and efficiency of our advertising and promotional expenditures, including our ability to (i) create greater awareness of our products, (ii) determine the appropriate creative message and media mix for future advertising expenditures, and (iii) effectively manage advertising and promotional costs in order to maintain acceptable operating margins. There can be no assurance that we will experience benefits from advertising and promotional expenditures in the future. In addition, no assurance can be given that our planned advertising and promotional expenditures will result in increased revenues, will generate levels of service and name awareness or that we will be able to manage such advertising and promotional expenditures on a cost-effective basis.

Content piracy may affect our ability to maximize our revenues.

Content piracy is extensive in many parts of the world, including South America, Asia (including South Korea, China and Taiwan), the countries of the former Soviet Union and other former Eastern bloc countries. We presently lack the resources to effectively monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, various trade associations have enacted voluntary embargoes on content exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing piracy. In addition, the U.S. government has publicly considered implementing trade sanctions against specific countries which, in the opinion of the U.S. government, do not prevent copyright infringement of U.S.-produced content; however, future voluntary industry embargoes or U.S. government trade sanctions may not be enacted. If enacted, such trade sanctions could impact the amount of revenue that we realize from the international exploitation of our content, depending upon the countries subject to such action and the duration of such action. If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue as a result of piracy.

Assertions by a third party that we infringe its intellectual property, whether successful or not, could subject us to costly and time-consuming litigation.

The industry in which we are engaged in is characterized by the existence of a large number of copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition, the possibility that claims against us for alleged intellectual property rights violations may grow. Any intellectual property rights claim against us, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management attention and our financial resources.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

DIRECTORS OF THE COMPANY

Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer	Principal Occupation	Main Employer	Year Joined as Director
Ann Nguyen	CEO	Slated, Inc.	2014
Stephan Paternot	Co-Founder, Executive Chair	Slated, Inc.	2009

For three years business experience, refer to Appendix C: Director and Officer Work History.

OFFICERS OF THE COMPANY

Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Position Held	Year Joined
Ann Nguyen	CEO	2014
Stephan Paternot	Co-Founder	2009
Stephan Paternot	Executive Chair	2009

For three years business experience, refer to Appendix C: Director and Officer Work History.

PRINCIPAL SECURITY HOLDERS

Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
No principal security holders.		

BUSINESS AND ANTICIPATED BUSINESS PLAN

Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

DESCRIPTION OF ISSUER'S SECURITIES

What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	17,881,268	3,831,898	Yes
Convertible Seed C Preferred Stock	2,405,847	2,405,846	Yes
Convertible Seed B Preferred Stock	2,342,086	2,342,079	Yes
Convertible Seed A Preferred Stock	4,445,186	4,445,186	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants	4,125,000
Options	5,300,000

Class of Security	Face Value
Crowd SAFE (2022)	$105,830 face value of the Crowd SAFE

Crowd SAFE (2023)	$83,970 face value of the Crowd SAFE

Describe any other rights:

Liquidation Preference of Convertible Series A Preferred Stock: In the event of a certain Liquidation, after payment of all preferential amounts required to be paid to the holders of shares of Seed C Preferred Stock, the holders of shares of Seed A Preferred Stock and Seed B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, on a pari passu basis, an amount per share equal to: (i) a certain Seed A Original Issue Price, plus any dividends declared but unpaid thereon ("Series A Liquidation Amount"), and (ii) a certain Seed B Original Issue Price, plus any dividends declared but unpaid thereon ("Seed B Liquidation Amount").

Dividend Rights of Convertible Series A Preferred Stock: Holders of Seed A Preferred Stock shall receive an amount at least equal to that dividend per share of Seed A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all such shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Seed A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.

The Corporation shall issue additional shares of Seed B Preferred Stock and Seed C Preferred Stock, for no additional consideration, to the holders of Seed B Preferred Stock and Seed C Preferred Stock, respectively, if the Corporation issues shares of preferred stock for a price per share that is less than $1.6799 (as adjusted for any stock splits. reverse stock splits or recapitalizations) in the next round of equity financing completed after Seed C Preferred Stock financing, which "next round of equity financing means" the first round of equity financing completed after the Seed C Preferred Stock financing that results in total proceeds to the Corporation of not less than $500,000.

Liquidation Preference of Convertible Series B Preferred Stock: In the event of a certain Liquidation, after payment of all preferential amounts required to be paid to the holders of shares of Seed C Preferred Stock, the holders of shares of Seed A Preferred Stock and Seed B Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, on a pari passu basis, an amount per share equal to: (i) a certain Seed A Original Issue Price, plus any dividends declared but unpaid thereon ("Series A Liquidation Amount"), and (ii) a certain Seed B Original Issue Price, plus any dividends declared but unpaid thereon ("Seed B Liquidation Amount").

Dividend Rights of Convertible Series B Preferred Stock: Holders of Seed B Preferred Stock shall receive an amount at least equal to that dividend per share of Seed B Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all such shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Seed B Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.

Liquidation Preference of Convertible Seed C Preferred Stock: In the event of any voluntary or involuntary Liquidation, dissolution or winding up of the Corporation ("Liquidation"), the holders of shares of Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Seed A Preferred Stock, Seed B Preferred Stock or Common Stock by reason of their ownership thereof, an amount per share equal to the certain Seed C Original Issue Price, plus any dividends declared but unpaid thereon ("Seed C Liquidation Amount").

Dividend Rights of Convertible Seed C Preferred Stock: Holders of Seed C Preferred Stock shall receive an amount at least equal to that dividend per share of Seed C Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all such shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Seed C Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.

Anti-Dilution Protection of Convertible Seed C Preferred Stock: The Corporation shall issue additional shares of Seed B Preferred Stock and Seed C Preferred Stock, for no additional consideration, to the holders of Seed B Preferred Stock and Seed C Preferred Stock, respectively, if the Corporation issues shares of preferred stock for a price per share that is less than $1.6799 (as adjusted for any stock splits. reverse stock splits or recapitalizations) in the next round of equity financing completed after Seed C Preferred Stock financing, which "next round of equity financing means" the first round of equity financing completed after the Seed C Preferred Stock financing that results in total proceeds to the Corporation of not less than $500,000.

Warrants. The warrants are exercisable at $0.25 per share and are able to be exercised only after the convertible notes have been exercised. The warrants expire simultaneously with the termination of the convertible notes payable.

Options. As noted in the Options section, 5,300,000 options are reserved for issuance under the company's equity incentive plan. For these options, no right to vote exists until exercise of the option. For restricted shares granted under the plan, the holder may exercise full voting rights with respect to those shares unless otherwise provided in its award agreement. As of the date of filing, 4,319,066 shares are outstanding out of the 5,300,000 authorized shares.

Describe the material terms of any indebtedness of the issuer:

Loan	
Lender	Stephan Paternot
Issue date	12/31/2020
Amount	$5,926,000
Outstanding principal plus interest	$5,925,000.00 as of 01/01/23
Interest rate	5.0% per annum
Maturity date	02/08/2024
Current with payments	Yes

On November 21, 2019, the Company entered into a note agreement with a related party in the amount of $1,000,000. The note bears interest at the rate of 5% per annum. In November and December 2020, the interest rate was increased to 5.5% and 6% respectively per annum. As of December 31, 2021 and 2020, the company has outstanding Senior Unsecured Bridge Notes in the amount of $4,600,000 and $2,200,000 plus accrued interest thereon of $283,194 and $72,562 respectively. Currently, the Senior Unsecured Bridge Notes bear interest at rates of up to 10% per annum. Unless earlier repaid or credited under Sections 1(b), (c), (d) and/or (e) of this senior unsecured bridge note, the entire unpaid principal amount, together with accrued interest thereon, and all other sums due under the Bridge Note shall be due and payable in full on February 8, 2024. If there is a Financing after the date of origination of the Senior Unsecured Bridge Note and before the Maturity Date, the entire unpaid principal amount, together with accrued interest thereon, and all other sums due under this Bridge Note shall be due and payable in full. Further, if, prior to the occurrence of a Financing and prior to the Maturity Date, and Extraordinary Event occurs (merger, consolidation or acquisition of the assets of the Company by a third party), the entire unpaid principal amount, together with accrued interest thereon, and all other sums due under this Senior Unsecured Bridge Note shall be due and payable in full. Amounts due under this Bridge Note may be prepaid by Borrower at any time without penalty. In the sole discretion of Lender, Lender shall be permitted to credit all of any portion of the unpaid principal amount and/or the accrued interest under this Bridge Note towards the exercise price payable by Lender in connection with the exercise of warrants to purchase shares of Borrower's stock. In the event that the amount so credited is less than the aggregated amount of the unpaid principal and accrued interest, the amount credited shall first be applied to accrued interest, and then to unpaid principal. Subject to Sections 1(b), (c) and (d) above, the net amount of unpaid principal and/or accrued interest after given effect to such credit shall continue to be due and payable on Maturity Date.

Loan	
Lender	Stripe
Issue date	8/29/2022
Amount	$84,000
Outstanding principal plus interest	$69,619.32 as of 12/18/22
Interest rate	19.90% per annum
Maturity date	02/29/2024
Current with payments	Yes
Stripe Capital Program	

Loan	
Lender	Ace Funding
Issue date	9/27/2022
Amount	$35,000
Outstanding principal plus interest	$20,899 as of 12/18/22
Interest rate	14.0% per annum
Maturity date	03/28/2023
Current with payments	Yes
Ace Funding	

Loan	
Lender	Headway Capital
Issue date	9/29/2022
Amount	$100,000
Outstanding principal plus interest	$97,415.73 as of 12/18/22
Interest rate	33.0% per annum
Maturity date	09/03/2024

Current with payments	Yes
Headway Capital	

Loan	
Lender	Kabbage
Issue date	10/30/2022
Amount	$53,500
Outstanding principal plus interest	$50,795.27 as of 12/18/22
Interest rate	8.18% per annum
Maturity date	05/12/2024
Current with payments	Yes
Kabbage Funding	

Loan	
Lender	Ann Nguyen
Issue date	11/28/2022
Amount	$75,000
Outstanding principal plus interest	$75,000 as of 12/18/22
Interest rate	13.47% per annum
Maturity date	11/22/2025
Current with payments	Yes
Ann Nguyen	

Convertible Note	
Issue date	05/20/2019
Amount	$8,930,000

Interest rate	2% per annum
Discount rate	0.0%
Valuation cap	$40,000,000

What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
04/2022	Other	Common stock	$19,000	General operations
April 2023	Regulation CF	Crowd SAFEs	$83,970 face value of the Crowd SAFEs	General operations
December 2022	Regulation CF	Crowd SAFEs	$105,830 face value of the Crowd SAFEs	General operations

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons. ☑   Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Stephan Paternot
Amount	$5,925,000
Transaction type	Loan
Issue date	12/31/2020
Outstanding principal plus interest	$5,925,000 as of 01/09/2023
Interest rate	5.0% per annum
Maturity date	02/08/2024
Current with payments	Yes
Relationship	Co-founder and Executive Chairman

Name	Ann Nguyen
Amount	$75,000
Transaction type	Loan
Issue date	11/28/2022
Outstanding principal plus interest	$75,000 as of 12/18/2022
Interest rate	13.47% per annum
Maturity date	11/24/2025
Current with payments	Yes
Relationship	Shareholder, CEO

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the

past.

Bad Actor Disclosure

None.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are the leading online marketplace for packaging and financing films.

Milestones

Slated, Inc. was originally organized as an LLC in December 2009, and then converted to a Delaware corporation on January 11th, 2011.

The Company conducts business through its wholly-owned subsidiaries: Slated Advisors, LLC, a limited liability company formed in Delaware on March 19, 2015;

Slated Analytics, LLC, a limited liability company formed in Delaware on September 22, 2015;

Slated IP, LLC, a limited liability company formed in Delaware on March 22, 2010;

Slated Film Fund General Partner, LLC, a limited liability company formed in Delaware on April 30, 2015;

and Slated Securities, LLC, a limited liability company formed in Delaware on July 9, 2013.

Since inception, we have:

- Previously raised over $10M in capital
- Founders previously exited or operated a large business
- Partnered with Bleecker Street and Roundtable Entertainment to release top scoring films
- AI-driven film analytics that predicts 80% of "hits" and "misses"
- Recently set company records for topline revenues and number of films produced annually.
- Only online marketplace offering film analytics, packaging tools and investor matching in one place.

Historical Results of Operations

- Revenues & Gross Margin. For the period ended December 31, 2021, the Company had revenues of $403,897 compared to the year ended December 31, 2020, when the Company had revenues of $215,809. Our gross margin was 0.23% in fiscal year 2021, compared to -42.95% in 2020.
- Assets. As of December 31, 2021, the Company had total assets of $2,258,727, including $136,905 in cash. As of December 31, 2020, the Company had $2,331,537 in total assets, including $115,480 in cash.
- Net Loss. The Company has had net losses of $2,918,333 and net losses of $2,389,480 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- Liabilities. The Company's liabilities totaled $14,345,275 for the fiscal year ended December 31, 2021 and $11,499,752 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $6,402,650 in debt, $5,608,526 in equity, and $8,930,000 in convertibles.

On April 13, 2023, Slated, Inc. closed an offering pursuant to Regulation CF and raised $83,970.

Except as otherwise described in this Form C-AR, we do not have additional sources of capital other than the proceeds from the Regulation CF offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix B, Financial Statements.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

/s/ Ann Nguyen
(Signature)
Ann Nguyen
(Name)
Chief Executive Officer
(Title)

I, Ann Nguyen, the Chief Executive Officer of Slated, Inc., certify that the financial statements of Slated, Inc. included in this Form C-AR are true and complete in all material respects.

/s/ Ann Nguyen
(Signature)
Ann Nguyen
(Name)
Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ann Nguyen
(Signature)
Ann Nguyen
(Name)
Director
(Title)
May 12, 2023
(Date)
/s/ Stephan Paternot
(Signature)
Stephan Paternot
(Name)
Director
(Title)
May 12, 2023
(Date)

1. Name of issuer: Slated. Inc.

2. ☑Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such a shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding ?
☐ Yes ☑ No

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Financial Statements

2022 Consolidated Financials

Appendix C: Director and Officer Work History

Ann Nguyen

Stephan Paternot

Slated consolidated financials

Financials 2022

PROFIT & LOSS	2022
Revenue	$578,470
Cost of Sales	$450,780
Gross Profit	**$127,690**
Expenses	$1,952,734
Operating Profit	**($1,825,044)**
Other Income	$10,008
Other Expenses	$318,878
Earnings Before Interest & Tax	**($2,133,913)**
Net Income	**($2,133,913)**

BALANCE SHEET	2022
ASSETS	
Cash & Equivalents	$31,623
Accounts Receivable	$15,572
Other Current Assets	($164,645)
Total Current Assets	**($117,450)**
Fixed Assets	$1,032
Intangible Assets	$500,000
Investments or Other Non-Current Assets	$2,726,381
Total Non-Current Assets	**$3,227,413**
Total Assets	**$3,109,964**
LIABILITIES	
Short Term Debt	$238,525
Accounts Payable	$206,341
Other Current Liabilities	$112,420
Total Current Liabilities	**$557,286**
Other Non-Current Liabilities	$15,647,271
Total Non-Current Liabilities	**$15,647,271**
Total Liabilities	**$16,204,557**
EQUITY	
Retained Earnings	($19,793,716)
Current Earnings	($2,133,913)
Other Equity	$8,833,036
Total Equity	**($13,094,593)**
Total Liabilities & Equity	**$3,109,964**

CASH FLOW STATEMENT	2022
OPERATING ACTIVITIES	
Net Income	($2,133,913)
Change in Accounts Payable	($187)
Change in Other Current Liabilities	$37,732
Change in Accounts Receivable	$30,765
Change in Other Current Assets	$36,644
Cash Flow from Operating Activities	**($2,028,959)**
INVESTING ACTIVITIES	
Change in Investments or Other Non-Current Assets	$206,813
Cash Flow From Investing Activities	**$206,813**
FINANCING ACTIVITIES	
Change in Other Equity	($61,643)
Change in Short Term Debt	$238,525
Change in Other Non-Current Liabilities	$1,539,983
Cash Flow From Financing Activities	**$1,716,864**
Change in Cash & Equivalents	**($105,282)**
Cash & Equivalents, Opening Balance	$136,905
Cash & Equivalents, Closing Balance	$31,623